Annual General Meeting of Holders of Common Shares of

Gentry Resources Ltd. (the “Company”)

May 19, 2006

REPORT OF VOTING RESULTS

National Instrument 51-102 Continuous Disclosure Obligations (Section 11.3)

The following matters were put to a vote by a show of hands at the Annual General Meeting of shareholders of the Company.

    Outcome of Vote

1.

The election of the following nominees as directors

of the Company to hold office for a term expiring

Carried

at the close of the 2007 annual meeting of shareholders:

Hugh G. Ross

A.

Bruce Macdonald

Michael Halvorson

Walter O’Donoghue

Dean G. Prodan

2.

The appointment of Collins Barrow LLP,

Chartered Accountants, to hold office until the close

Carried

of the next annual meeting of shareholders.